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                                    FORM 8-A


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                     FOR REGISTRATION OF CERTAIN CLASSES OF
                   SECURITIES PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           BIOGAN INTERNATIONAL, INC.
                         -------------------------------
             (Exact name of registrant as specified in its charter)


        Delaware                                                58-1832055
--------------------------                               -----------------------
 (State of incorporation                                   (I.R.S. Employer
     or organization)                                     Identification No.)

          7213 Potomac Drive, Boise, Idaho                         83704
-----------------------------------------------------          ------------
      (Address of principal executive offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

            Title of each class            Name of each exchange on which
            to be so registered            each class is to be registered

               Not Applicable                        Not Applicable
            --------------------                  --------------------

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

Securities Act registration statement file number to which this form relates:
33-23489 (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                   ------------------------------------------
                                (Title of class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         This registration statement relates to the registration with the Securities and Exchange Commission of shares of common stock, par value $.001 per share (the "Common Stock"), of Biogan International, Inc. (the "Registrant").

         The authorized capital stock of the Registrant consists of 300,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $.001 per share. Of the 10,000,000 shares of preferred stock, 31,300 shares have been designated as Series A Convertible Preferred Stock (the "Series A Preferred"), and the remaining 9,968,700 shares are undesignated.

         The following includes a description of the Common Stock of the Registrant to be registered hereunder.

COMMON STOCK

         Subject to the rights of holders of any preferred stock that may be outstanding, the holders of outstanding shares of the Registrant's Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Registrant's board of directors may, from time to time, determine. Each stockholder is entitled to one vote per share of Common Stock held on all matters on which the holders of Common Stock are entitled to vote.

         The Registrant's stockholders are not entitled to cumulate their votes for the election of directors. The Common Stock is not entitled to preemptive rights and may not be redeemed or converted. In the event of liquidation, dissolution or winding-up of the Registrant, the assets legally available for distribution to stockholders are divided among the holders of the Common Stock in proportion to the number of shares of Common Stock held by each of them, after payment of all of the Registrant's debts and liabilities and the rights of any outstanding class or series or preferred stock that have priority to distributed assets.

         All outstanding shares of Common Stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subordinate to any series of preferred stock that the Registrant may issue in the future.

PREFERRED STOCK

         The board of directors of the Registrant is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of its undesignated preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix or alter the rights, preferences, privileges and restrictions, including voting, conversion, liquidation, dividend and redemption, of the shares of each wholly unissued preferred stock and any restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of the series then outstanding) without any further vote or action by the stockholders.

SERIES A CONVERTIBLE PREFERRED STOCK

         Each share of Series A Preferred is convertible, at the option of the holder at any time after September 30, 2000, into 12,000 shares of the Registrant's Common Stock. The Series A Preferred is entitled to vote on all matters submitted to a vote of the holders of the Common Stock and has one vote for each full share into which the Series A Preferred is convertible on the record date for the vote. The Series A Preferred is not entitled to receive any dividends. In the event of any liquidation, dissolution or winding up of the affairs of the Registrant, either voluntary or involuntary, the holders of the Series A Preferred Stock are entitled to receive, out of the assets of the Registrant available for distribution to stockholders, prior and in preference to any distribution of any assets of the Registrant to the holders of Common Stock, for each share of Series A Preferred then held, an amount equal to $1.00 plus an amount equal to the amount that such holder would have received had such holder converted to Common Stock immediately prior to such liquidation, dissolution or winding up of the Registrant. The holders of the Series A Preferred are not entitled to any redemption, nor are there any sinking fund provisions with respect to such shares. In addition, there are no preemptive rights applicable to the Registrant's Series A Preferred.
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8% SECURED CONVERTIBLE DEBENTURES DUE FEBRUARY 28, 2002

         Pursuant to the terms of a securities purchase agreement, the Registrant has issued 8% Secured Convertible Debentures due February 28, 2002 in the aggregate amount of $2,035,000. The debentures are secured by a standby letter of credit in the amount of $1,200,000 issued by a financial institution, and are further secured by 28,800,000 shares of the Registrant's Common Stock, which shares are being held in escrow pursuant to the terms of a pledge agreement. The debentures mature on February 28, 2002. Interest accrues at a rate of 8% per annum from March 31, 2000 and is due on a quarterly basis, or on the date of conversion to Common Stock of the Registrant, or at the maturity date of the debenture. Accrued but unpaid interest is payable upon conversion, at the option of the Registrant, in the form of either cash or Common Stock at the then-applicable conversion rate.

         The debenture holders are entitled, at their option, to convert all or a portion of the debenture into shares of Common Stock at any time until the maturity date. Any debentures not previously converted as of the maturity date are automatically converted at the then-applicable conversion rate. Subject to adjustment, the conversion rate is equal to the lower of the per share price of $.4166 or the average of the closing bid price of the Common Stock as quoted on the over-the-counter market for the five trading days immediately prior to the conversion date, multiplied by 80%. The debenture holders may not, during any 30 calendar day period, convert more than one-third of the original principal amount of the debenture nor sell more than a number of shares of Common Stock equaling $208,000 divided by the applicable conversion rate. The debentures may not be converted if such conversion would result in the holder and its affiliates beneficially owning more than 9.99% of the Registrant's Common Stock. The debenture provides for substantial penalties for the Registrant's failure promptly to honor conversion requests.

         The Registrant may, at its option, repay all or part of the outstanding principal and interest balance of the debentures. In the event that the Registrant serves a redemption notice to the holder of a debenture, the redemption price shall be equal to 125% of the outstanding principal and interest balance of the debenture. In the event of a redemption notice, the debenture holder will retain conversion rights, up to a maximum of 50% of the amount subject to the redemption, for a limited period of time following receipt of the redemption notice. The Registrant may not serve any redemption notice without having the necessary cash or credit facilities immediately available to cover the full redemption price. There are no sinking fund provisions with respect to the debentures.

         A debenture holder may declare the entire unpaid principal balance and all accrued but unpaid interest immediately due and payable upon an event of default.

WARRANTS

         In connection with the issuance of the debentures, the Registrant has issued warrants to purchase up to an aggregate of 489,000 shares of its Common Stock. The warrants have an exercise price of $0.60 per share, subject to adjustment, and additionally have cashless exercise provisions. The warrants expire on February 28, 2003.

REGISTRATION RIGHTS

         In connection with the issuance of the convertible debentures and warrants, the Registrant entered into a registration rights agreement pursuant to which it is obligated to file a registration statement under the Securities Act of 1933, as amended (the "Act"), registering for resale the Common Stock issuable upon conversion of the debentures and exercise of the warrants. In order to ensure that the registration statement covers all of the shares issuable upon such conversion or exercise, the Registrant is required to register no less than 200% of the aggregate number of shares into which the debentures are convertible and into which the warrants are exercisable at the time of filing the registration statement. There are substantial penalties to the Registrant if the Registrant fails to file the required registration statement or cause the registration statement to be declared effective under the Act within the time period set forth in the registration rights agreement.

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ITEM 2.  EXHIBITS.

EXHIBIT
NUMBER                                      DESCRIPTION
-------                                     -----------
2.1 ................................        Securities Purchase Agreement dated as of March 8, 2000 between the
                                            Registrant, CALP II, LLC and Carbon Mesa Partners, LLC.

3.1 ................................        Certificate of Incorporation of the Registrant filed with the Delaware
                                            Secretary of State on February 5, 1988.

3.2 ................................        Certificate of Amendment of Certificate of Incorporation of the Registrant
                                            filed with the Delaware Secretary of State on March 31, 1989.

3.3 ................................        Certificate of Amendment of Certificate of Incorporation of the Registrant
                                            filed with the Delaware Secretary of State on June 29, 1989.

3.4 ................................        Certificate for Renewal and Revival of Charter of the Registrant filed with the Delaware Secretary of State on May 2, 1990.

3.5 ................................        Certificate for Renewal and Revival of Charter of the Registrant filed with the Delaware Secretary of State on August 29, 1994.

3.6 ................................        Certificate of Amendment of Certificate of Incorporation of the Registrant
                                            filed with the Delaware Secretary of State on September 5, 1997.

3.7 ................................        Amended and Restated Bylaws of the Registrant.

4.1 ................................        Specimen Common Stock Certificate.

4.2 ................................        2000 Stock Option Plan.

4.3 ................................        Form of Incentive Stock Option Agreement.

4.4 ................................        Form of Non-Qualified Stock Option Agreement.

4.5 ................................        Statement of Designations of the Preferences of the Series of the
                                            Preferred Stock of the Registrant filed with the Delaware Secretary of
                                            State on March 13, 2000.

4.6 ................................        Amended Certificate of Designations of Series A Convertible Preferred
                                            Stock of the Registrant filed with the Delaware Secretary of State on
                                            August 1, 2000.

4.7 ................................        Common Stock Purchase Warrant dated March 29, 2000 issued by the
                                            Registrant to CALP II, LLC.

4.8 ................................        Common Stock Purchase Warrant dated March 29, 2000 issued by the
                                            Registrant to Carbon Mesa Partners, LLC.

4.9 ................................        8% Secured Convertible Debenture Due February 28, 2002 dated February
                                            28, 2000 issued by the Registrant in favor of CALP II, LLC.

4.10 ...............................        8% Secured Convertible Debenture Due February 28, 2002 dated February
                                            28, 2000 issued by the Registrant in favor of Carbon Mesa Partners, LLC.

4.11 ...............................        Registration Rights Agreement dated as of March 8, 2000 between the
                                            Registrant, CALP II, LLC and Carbon Mesa Partners, LLC.

4.12 ...............................        Pledge Agreement dated March 8, 2000 between the Registrant, CALP II,
                                            LLC, Carbon Mesa Partners, LLC and the Law Offices of Michael S.
                                            Rosenblum.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  September 1, 2000               BIOGAN INTERNATIONAL, INC.

                                       By:  /S/ GILLES LaVERDIERE
                                          ------------------------------
                                          Gilles LaVerdiere,
                                          President and Chief Executive Officer